FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

January 12, 2005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 12, 2005.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

Cardero Resource Corp. (the “Issuer”) has received the results of a geophysical exploration program carried out by Anglo American Mexico, S.A. de C.V. (“Anglo”) in the San Fernando district of the Issuer’s joint Baja Norte IOCG project with Anglo in Mexico.  The program consisted of detailed magnetic and gravity surveys, as well as a 17.5 line kilometer IP survey, and was successful in identifying a very large, coherent geophysical anomaly associated with, and extending to the east, west and south of the Mina San Fernando occurrence.  A more detailed IP survey is currently in progress.

Item 5.	Full Description of Material Change

Cardero Resource Corp. (the “Issuer”) reports that regional exploration by Anglo American Mexico S. A. de C.V. (“Anglo”) has highlighted the San Fernando district as highly prospective as evidenced by presence of a large, robust, multi-phase alteration system associated with iron oxide copper-gold (IOCG) mineralization.

Detailed magnetic and gravity surveys by Anglo have successfully outlined a very large, coherent, geophysical anomaly associated with, and extending to the east, west and south of the significant Mina San Fernando occurrence.  The core of the anomaly has the following modeled dimensions: 2.4 kilometres E-W by 600 metres N–S and extending for several hundred metres depth (Figure 1).

A 17.5 line kilometre Induced Polarization (IP) survey was designed by Anglo to test for the presence of disseminated sulphide mineralization at depths ranging from subsurface to approximately 400 to 600 metres deep.  Results to date are highly encouraging, defining two I.P. anomalies intimately associated with, and immediately adjacent to, the known mineralization and the large magnetic – gravity anomaly (See figure in schedule “A”).

      The West Anomaly, located on the western flanks of the magnetic anomaly, has modeled chargeabilities ranging from 30 to 40 milliseconds (ms), extends over an area of approximately 500 metres E-W by 500 metres N-S and remains open to the west and at depth.
      The Eastern Anomaly, located on eastern flank of the magnetic anomaly, is spatially associated with the former Mina San Fernando, has modeled chargeabilities ranging from 40 to 70ms, extends approximately 600 metres E-W by 700 metres N-S and remains partially open to the west and open to the east and at depth.

A more detailed IP survey, presently in progress, will endeavour to close the San Fernando anomalies in addition to screening several other high priority targets prior to drill testing in the first quarter of 2005.

EurGeol Mark D. Cruise, the Issuer’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this material change report and associated news release.  Dr. Cruise was formerly a Senior Geologist with Anglo and the Project Manager responsible for overall supervision of the Baja Norte IOCG project, including the design and implementation of the work program and the quality control and quality assurance programs.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

January 18, 2005

Schedule “A”